# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Super League Enterprise, Inc., CIK 0001621672
CUSIP: 86804F509
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 2450 COLORADO AVE, STE 100E, SANTA MONICA, California (CA), 90404
Date of event which requires filing of this statement: 11/05/2026
Amends the filing with accession number 0001437749-26-029005
Filed by CIK 0001680160
Persons authorized to receive notices and communications: Benjamin Spoont, eSports Now, LLC, 1095 Broken Sound Parkway NW Suite 102, Boca Raton, Florida (FL), 33487, 561-221-4771

## Reporting persons
- eSports Now LLC (CIK 0001680160): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 342,068; sole dispositive power 0; shared dispositive power 342,068; aggregate amount beneficially owned 342,068 (9.9% of the class)
- eSports Holdco LLC (CIK 0001756957): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 342,068; sole dispositive power 0; shared dispositive power 342,068; aggregate amount beneficially owned 342,068 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Super League Enterprise, Inc.
Address of issuer's principal executive offices: 2450 COLORADO AVE, STE 100E, SANTA MONICA, California (CA), 90404
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 20, 2026 (the "Schedule 13D") by the Reporting Persons identified in Item 2 below with respect to the shares of common stock, par value $0.001 per share ("Common Stock"), of Super League Enterprise, Inc. This Amendment is being filed to report the acquisition of 158,000 shares of Common Stock, as described in Item 3 below. Except as specifically amended and supplemented by the information set forth in this Amendment, the information set forth in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by eSports Now, LLC, a Delaware limited liability company ("Misfits") and eSports Holdco LLC, a Delaware limited liability company ("Holdco" and, together with Misfits, the "Reporting Persons"). Misfits is a wholly owned entity of Holdco. As a result, Holdco may be considered the beneficial owner of the shares held by Misfits.
Residence or business address: The business address of the Reporting Persons is 1095 Broken Sound Parkway NW Suite 102, Boca Raton, FL 33487.
Present principal occupation or employment: The principal business of eSports Now, LLC is a video games company. The principal business of eSports Holdco LLC is a video games company.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: eSports Now, LLC is a Delaware limited liability company. eSports Holdco, LLC is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Pre-Funded Warrant Exercise

On November 5, 2026, the Reporting Persons partially exercised pre-funded warrants to purchase 158,000 shares of the Issuer's Common Stock for $0.001 per share. The exercise was for cash, and the source of the funds used to acquire the securities described in this Item 3 is other capital of the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired beneficial ownership of the securities of the Issuer as described in this Schedule 13D for investment and decision-making purposes and intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, price levels of the securities, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may, subject to the terms of the Exchange Agreement, make additional purchases of shares of Common Stock (or other securities convertible or exercisable into shares of Common Stock) in the open market or in privately negotiated transactions, or hold or dispose of all or part of its investments in the Common Stock, depending upon the Reporting Person's evaluation of the Issuer's business, prospects, financial condition and strategic direction, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.

Except as set forth in this Item 4 or Item 3 above, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See Item 2 above.

The Reporting Persons have shared voting and dispositive power over 342,068 shares of Common Stock. In addition, the Reporting Persons beneficially own pre-funded warrants to purchase 716,035 shares of Common Stock which are subject to a beneficial ownership limitation of 9.99%.

Calculations are based on 3,636,573 shares of Common Stock outstanding, as reported by the Issuer to the Reporting Persons on November 5, 2026 and the applicable number of shares of Common Stock underlying currently exercisable warrants for each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Schedule 13D and Item 2 above.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, no Reporting Person has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement, dated as of August 26, 2026, among eSports Now, LLC and eSports Holdco LLC (filed as Exhibit I to the Reporting Person's Schedule 13D filed on August 26, 2026).
https://www.sec.gov/Archives/edgar/data/1621672/000143774926029005/ex_1008713.htm

Exhibit 2 Exchange Agreement, dated August 12, 2026, by and between Super League Enterprise, Inc. and eSports Now, LLC (filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K as filed with the Commission on August 18, 2026 (SEC File No. 001-38819).
https://www.sec.gov/Archives/edgar/data/1621672/000143774926028267/ex_1006282.htm

## Signatures
- eSports Now LLC: /s/ Benjamin Spoont, Benjamin Spoont, Chief Executive Officer (11/09/2026)
- eSports Holdco LLC: /s/ Benjamin Spoont, Benjamin Spoont, Managing Member (11/09/2026)